[LOGO OF GENETHERA]

                                                                   July 26, 2005

Mr. Joseph J. Roesler Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:   GeneThera, Inc.
      Item 4.01
      Filed July 15, 2005
      File No. 000-27237


Dear Mr. Roesler,

      Thank you for the comment letter sent on July 21, 2005. Following is Genethera's response to your comment

Item 4.01 Form 8-K filed July 15, 2005

1. We note that your accountants have changed their name to Kantor, Geisler & Associates, LLC. It does not appear, however, that the accounting firm Kantor, Geisler & Associates, LLC is listed as a registered accounting firm with the PCAOB. There is an accounting firm called Kantor, Sewell & Oppenheimer PA registered with the PCAOB, which appears to be the same accounting firm as Kantor, Geisler & Associates. Please confirm to us that your accounting firm is registered with the PCAOB.

      We have been advised by our accounting firm that they are currently in the process of registering the new LLC, Kantor, Geisler & Associates, LLC with the PCAOB. Kantor, Sewell & Oppenheimer was the predecessor entity to Kantor, Geisler & Associates, LLC.

The company also acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding this response or if you'd like follow-up information once their registration with the PCAOB is acknowledged.


                                                        Sincerely,

                                                        /s/ Steven M. Grubner
                                                        -----------------------
                                                        Steven M. Grubner
                                                        Chief Financial Officer


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